UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)

Pinduoduo Inc.
(Name of Issuer)

Class A Ordinary Shares, par value $0.000005 per share
(Title of Class of Securities)

722304102
(CUSIP Number)

Tencent Holdings Limited
29/F., Three Pacific Place,
No. 1 Queen’s Road East, Wanchai, Hong Kong
Telephone: +852 3148 5100

with a copy to:

Tong Yu, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
Fukoku Seimei Building, 2nd Floor
2-2-2, Uchisaiwaicho, Chiyoda-ku
Tokyo, Japan
Telephone: +813-3597-8101

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 12, 2019
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [  ].
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 722304102	SCHEDULE 13D	Page 2 of 7

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Tencent Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 786,466,688 Shares[1]
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 786,466,688 Shares
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 786,466,688 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.9% of Class A Ordinary Shares[2]
14	TYPE OF REPORTING PERSON CO

1 Includes (i) 746,604,168 Class A ordinary shares held by Tencent Mobility Limited, a wholly-owned subsidiary of Tencent Holdings Limited (including 31,578,948 Class A ordinary shares acquired in the initial public offering (“IPO”) of Pinduoduo Inc. (“Issuer”)), (ii) 12,081,240 Class A ordinary shares held by TPP Follow-on I Holding G Limited, an entity controlled by Tencent Holdings Limited, and (iii) 27,781,280 Class A ordinary shares held by Chinese Rose Investment Limited, a wholly-owned subsidiary of Tencent Holdings Limited.
2 Based on 2,541,980,988 Class A ordinary shares outstanding, including 160,740,000 Class A ordinary shares issued in connection with an offering completed on February 12, 2019 and assuming the underwriters do not exercise their over-allotment option.  If the underwriters exercise their over-allotment option in full, the ownership percentage would be 30.5%.

CUSIP No. 722304102	SCHEDULE 13D	Page 3 of 7

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Tencent Mobility Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 746,604,168 Shares[3]
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 746,604,168 Shares
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 746,604,168 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.4% of Class A Ordinary Shares[4]
14	TYPE OF REPORTING PERSON CO

3 Includes (i) 715,025,220 Class A ordinary shares held prior to the IPO and (ii) 31,578,948 Class A ordinary shares acquired in the IPO.
4 Based on 2,541,980,988 Class A ordinary shares outstanding, including 160,740,000 Class A ordinary shares issued in connection with an offering completed on February 12, 2019 and assuming the underwriters do not exercise their over-allotment option.  If the underwriters exercise their over-allotment option in full, the ownership percentage would be 29.0%.

CUSIP No. 722304102	SCHEDULE 13D	Page 4 of 7

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on August 6, 2018 (the “Original Schedule 13D”) by the Reporting Persons.
This Amendment is being filed by the Reporting Persons to (i) report changes to the percentages of Class A Ordinary Shares (as defined below) beneficially owned by the Reporting Persons as a result of change in the aggregate number of outstanding Class A Ordinary Shares as reported in its latest filings with the Securities and Exchange Commission, (ii) report ownership of the Class A Ordinary Shares by a director of TPP Follow-on I Holding G Limited, an entity controlled by Tencent Holdings (“TPP”), and (iii) update titles of certain directors and executive officers of the Reporting Persons.  As previously reported in the Original Schedule 13D, TPP holds 12,081,240 Class A Ordinary Shares.  There has been no change to the number of Class A Ordinary Shares beneficially owned by the Reporting Persons.
Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Original Schedule 13D.  Except as otherwise stated herein, the information contained in this Amendment does not modify any of the information previously reported by the Reporting Persons in the Original Schedule 13D.
Item 1.          Security and Issuer
Item 1 is hereby amended by replacing it in its entirety with the following:
The Schedule 13D, as amended by this Amendment (this “Statement”), relates to the Class A ordinary shares, par value $0.000005 per share (“Class A Ordinary Shares”), of Pinduoduo Inc., a company organized and existing under the laws of Cayman Islands (the “Issuer”).  The Issuer’s principal executive offices are located at 28/F, No. 533 Loushanguan Road, Changning District, Shanghai, 200051, People’s Republic of China.
Item 2.          Identity and Background
Item 2(a) and (f) and (c) are hereby amended by replacing them in their entirety with the following:
(a) and (f): This Statement is being filed jointly by:
(i)	Tencent Holdings Limited, a Cayman Islands company (“Tencent Holdings”); and
(ii)
Tencent Mobility Limited, a company limited by shares incorporated in Hong Kong and a direct wholly-owned subsidiary of Tencent Holdings (“Tencent Mobility”) (the entities listed in items (i) and (ii) are collectively referred to herein as the “Reporting Persons”).

CUSIP No. 722304102	SCHEDULE 13D	Page 5 of 7

The directors and executive officers of Tencent Holdings are as follows:
Directors
Name	Citizenship
Ma Huateng	People’s Republic of China
Lau Chi Ping Martin	People’s Republic of China (Hong Kong SAR)
Jacobus Petrus (Koos) Bekker	Republic of South Africa
Charles St Leger Searle	Republic of South Africa
Li Dong Sheng	People’s Republic of China
Iain Ferguson Bruce	People’s Republic of China (Hong Kong SAR)
Ian Charles Stone	People’s Republic of China (Hong Kong SAR)
Yang Siu Shun	People’s Republic of China (Hong Kong SAR)
Executive Officers
Name	Citizenship
Ma Huateng	People’s Republic of China
Lau Chi Ping Martin	People’s Republic of China (Hong Kong SAR)
Xu Chenye	People’s Republic of China
Ren Yuxin	People’s Republic of China
David A M Wallerstein	United States of America
James Gordon Mitchell	United Kingdom of Great Britain and Northern Ireland
John Shek Hon Lo	People’s Republic of China (Hong Kong SAR)
The directors of Tencent Mobility are Messrs. Ma Huateng and Charles St Leger Searle.
Tencent Mobility does not have any executive officers.
The Reporting Persons have entered into a joint filing agreement dated as of August 6, 2018, a copy of which is attached hereto as Exhibit 1.
(c)
Tencent Holdings is a holding company.  Tencent Holdings and its subsidiaries are principally engaged in provision of value-added services and online advertising services to users in the People’s Republic of China.  Tencent Holdings has been listed on the main board of the Hong Kong Stock Exchange since June 16, 2004 (SEHK 700).  Tencent Mobility is a direct wholly-owned subsidiary of Tencent and is principally engaged in the activities of development and operation of entertainment applications, provision of promotion activities for WeChat and investment holding.

The following is the present principal employment of the directors and executive officers of Tencent Holdings and the directors of Tencent Mobility named in this Item 2.

CUSIP No. 722304102	SCHEDULE 13D	Page 6 of 7

Directors
Name	Title
Ma Huateng	Chairman of the Board and Executive Director of Tencent Holdings
Lau Chi Ping Martin	Executive Director of Tencent Holdings
Jacobus Petrus (Koos) Bekker	Non-Executive Director of Tencent Holdings
Charles St Leger Searle	Non-Executive Director of Tencent Holdings
Li Dong Sheng	Independent Non-Executive Director of Tencent Holdings
Iain Ferguson Bruce	Independent Non-Executive Director of Tencent Holdings
Ian Charles Stone	Independent Non-Executive Director of Tencent Holdings
Yang Siu Shun	Independent Non-Executive Director of Tencent Holdings
Executive Officers
Name	Title
Ma Huateng	Chief Executive Officer of Tencent Holdings
Lau Chi Ping Martin	President of Tencent Holdings
Xu Chenye	Chief Information Officer of Tencent Holdings
Ren Yuxin	Chief Operating Officer and President of Platform & Content Group and Interactive Entertainment Group of Tencent Holdings
David A M Wallerstein	Chief eXploration Officer and Senior Executive Vice President of Tencent Holdings
James Gordon Mitchell	Chief Strategy Officer and Senior Executive Vice President of Tencent Holdings
John Shek Hon Lo	Chief Financial Officer and Senior Vice President of Tencent Holdings
Item 5.          Interest in Securities of the Issuer
Item 5 (a) and (b) are hereby amended by replacing them in their entirety with the following:
(a) and (b): Items 7 through 11 and 13 of each of the cover page of this Schedule 13D are incorporated herein by reference.
Tencent Mobility directly beneficially owns 746,604,168 shares of Class A Ordinary Shares.
Tencent Holdings may be deemed to beneficially own 786,466,688 shares of Class A Ordinary Shares that are held by its wholly-owned subsidiaries, Tencent Mobility (746,604,168 shares) and Chinese Rose (27,781,280 shares), and an entity it controls, TPP (12,081,240 shares).  Tencent Holdings may also be deemed to have sole voting and dispositive power over the securities held by them.
To the knowledge of the Reporting Persons, none of the other persons named in Item 2 beneficially owns any Class A Ordinary Shares.5
Each Class A Ordinary Share is entitled to one vote, and each Class B ordinary share of the Issuer is entitled to ten votes, on all matters subject to the vote at general meetings of the Issuer.

5 Mr. Haifeng Lin, a director of TPP and the general manager of the M&A department of Tencent Holdings who also serves as a director of the Issuer, has acquired in his individual capacity American Depositary Shares representing Class A Ordinary Shares on September 13, 2018. His ownership represents less than 1% of the outstanding Class A Ordinary Shares based on the Class A Ordinary Shares outstanding, whether the underwriters exercise their over-allotment option or not.

CUSIP No. 722304102	SCHEDULE 13D	Page 7 of 7

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  February 22, 2019
TENCENT HOLDINGS LIMITED

By:	/s/ Ma Huateng
Name:	Ma Huateng
Title:	Authorized Representative

TENCENT MOBILITY LIMITED

By:	/s/ Ma Huateng
Name:	Ma Huateng
Title:	Authorized Representative